Proxy form for registered shareholders of common shares of Yamana Gold Inc.

2020 annual meeting of shareholders
____________________________________________________________________________________

When: April 30, 2020
11 a.m. (Toronto time)

Where:  Virtual meeting only
https://web.lumiagm.com/187278145

In this document, you and your mean holders of common shares of Yamana Gold Inc. We, us, our, Yamana and Yamana Gold mean Yamana Gold Inc.

Management is soliciting your proxy for Yamana Gold Inc.’s 2020 annual meeting. You can do this in two ways:
•attend the virtual meeting and vote online
•appoint someone to attend the virtual meeting and vote for you (your proxyholder).
_________________________________________________________________________________________________________
A. Vote online during the virtual meeting
If you want to attend the meeting and vote in real time:
•Log in to the meeting at https://web.lumiagm.com/187278145
•Click “I have a Control Number”, and enter the control number on your proxy form
•Enter the password “yamana2020” (case sensitive)

B. Vote by proxy
Unless you appoint another person to be your proxyholder, the Yamana officers listed below will attend the meeting and vote your shares following the instructions you provide on this form with full power of substitution:
•Peter Marrone, Executive Chairman, or
•Sofia Tsakos, Senior Vice President, General Counsel and Corporate Secretary

If you prefer, you can appoint someone else to attend the virtual meeting for you and vote your shares according to your instructions. That person does not need to be a Yamana shareholder.

Print his or her name here:

________________________________________
Name of proxyholder (please print)

Make sure this person is aware that you appointed them as your proxyholder and that they must attend the meeting to vote on your behalf and according to your instructions. Your vote can only be counted if your proxyholder attends the meeting and votes for you.

Annual and quarterly reports
Annual reports: We mail our annual report to you automatically every year. Check the box below if you prefer not to receive it this year.
[ ] no, I don’t want to receive the 2020 annual report

Quarterly reports: You’re entitled to receive our quarterly reports, but we don’t mail them automatically. Check the box below if you would like to receive copies of our quarterly reports this year.
[ ] yes, please send me the 2020 quarterly reports

Electronic delivery: Check the box below if you want to receive your documents electronically.
[ ] yes, I want to receive future mailings by email at ____________________________

Change your mind? This is an optional service - you’re not required to receive your documents electronically. You can revoke your consent at any time by notifying AST Trust Company (Canada), our transfer agent, at:
phone:  1.800.387.0825 (416.682.3860 for outside Canada and the U.S)
fax:  1.888.249.6189 (514-985-8843 for outside Canada and the U.S.)
mail:  AST Trust Company (Canada)
P.O. Box 700, Postal Station B
Montreal, QC H3B 3K3
email:  inquiries@astfinancial.com

Email address changed? Contact AST at the address above. These changes become effective when AST acknowledges your request.
_________________________________________________________________________________________________________
1. Elect directors

See page [*] of our 2020 management information circular.

	For	Withhold
1. John Begeman	[ ]	[ ]
2. Christiane Bergevin	[ ]	[ ]
3. Alexander Davidson	[ ]	[ ]
4. Richard Graff	[ ]	[ ]
5. Kimberly Keating	[ ]	[ ]
6. Peter Marrone	[ ]	[ ]
7. Jane Sadowsky	[ ]	[ ]
8. Dino Titaro	[ ]	[ ]

2. Appoint the auditors
See page [*] of our 2020 management information circular.

	For	Withhold
Deloitte LLP	[ ]	[ ]

3. Have a ‘say on pay’
See page [*] of our 2020 management information circular.

This is an advisory vote and the results are non-binding on the board.

	For	Withhold
On an advisory basis, and not to diminish the role and responsibilities of our board, you accept the approach to executive compensation disclosed in our 2020 management information circular.	[ ]	[ ]

After you return this form to AST, you MUST contact AST at 1.866.751.6315 (within North America) or 1.212.235.5754 (outside North America) by 4 p.m. EDT on April 28, 2020 to request a control number for your proxyholder so they can attend the meeting and vote your shares.

If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

C. Tell us your voting instructions
Your proxyholder will vote according to the instructions you provide in the box to the right. If there are any changes or new items of business, your proxyholder can vote on the items as he or she sees fit.

If you don’t provide instructions here, the Yamana officer appointed in section B will vote for the items. If you appointed someone else to be your proxyholder, he or she can vote as they see fit.

D. Please sign here

If you are sending us your vote by mail, fax or email, you must sign below for your vote to be counted.

You must also sign here if you are appointing another person to attend on your behalf. If your authorized attorney is signing this form on your behalf, he or she must have proof of your authorization.

For shares registered in the name of a corporation, estate or trust, an authorized officer or attorney must sign this form and state his or her position. This person may also have to provide proof that he or she is authorized to sign.

When you sign this form you are:
•authorizing your proxyholder to vote according to your voting instructions at our 2020 annual meeting (or any adjournment)
•revoking any proxy that you have previously given for this meeting.

If you don’t date the form, we’ll consider it to be dated the day it was mailed.

_________________________________ __________________
Signature Date

_____________________________________________________
Position (if you are signing on behalf of a corporation, estate or trust)

How to vote
See detailed voting instructions on pages [•] and [•] of our 2020 management information circular.

1. By telephone
Call 1.888.489.5760 and follow the instructions. There is no charge for this call. You will need your 13-digit control number, which you will find on the opposite page.

2. By fax
Complete, sign and date this form, and fax it to AST Trust Company (Canada), Attention: Proxy Department at 416.368.2502 or 1.866.781.3111 (toll-free in North America).

3. By mail
Complete, sign and date this form, and mail it to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1.

4. By email
Scan your completed form and email it to proxyvote@astfinancial.com.

5. On the internet
Go to www.astvotemyproxy.com and follow the instructions. You will need your 13-digit control number, which appears under your name and address on the opposite page.

AST must receive your voting instructions by 4 p.m. (Toronto time) on April 28, 2020. If the meeting is adjourned, AST must receive the form at least 48 hours (excluding Saturdays, Sundays and holidays) before the meeting is reconvened.